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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2004

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the Transition Period From _____ to ____

Commission File Number 0-14278

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CORPORATION 2003 EMPLOYEE STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

05055470

MICROSOFT CORPORATION
2003 EMPLOYEE STOCK PURCHASE PLAN

TABLE OF CONTENTS

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Microsoft Corporation
2003 Employee Stock Purchase Plan
Redmond, Washington

We have audited the accompanying statements of net assets available for benefits of the Microsoft Corporation 2003 Employee Stock Purchase Plan (the "Plan"), as of December 31, 2004 and 2003, and the related statements of changes in net assets for each of the three years ended December 31, 2004. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets for each of the three years ended December 31, 2004, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

March 18, 2005

MICROSOFT CORPORATION
2003 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS—Cash	$4,134,928	$ 5,612
LIABILITIES—Payable to participants	4,134,578	
NET ASSETS AVAILABLE FOR BENEFITS	$ 350	$ 5,612

See notes to financial statements.

MICROSOFT CORPORATION
2003 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS
THREE YEARS ENDED DECEMBER 31, 2004

	2004	2003	2002
ADDITIONS—Employee contributions	$389,256,499	$369,164,000	$341,741,053
DEDUCTIONS:			
Cost of shares purchased	385,127,183	369,830,711	342,031,133
Reimbursement to participants	4,134,578		
NET DEDUCTIONS	389,261,761	369,830,711	342,031,133
CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	(5,262)	(666,711)	(290,080)
NET ASSETS AVAILABLE FOR BENEFITS:			
Beginning of period	5,612	672,323	962,403
End of period	$ 350	$ 5,612	$ 672,323

See notes to financial statements.

MICROSOFT CORPORATION
2003 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
THREE YEARS ENDED DECEMBER 31, 2004

1. THE PLAN

The Microsoft Corporation 1997 Employee Stock Purchase Plan (the "1997 Plan") was amended and restated as the Microsoft Corporation 2003 Employee Stock Purchase Plan (the "Plan"), which commenced on January 1, 2003. Additional amendments were made to the Plan, effective July 1, 2004, primarily to change the purchase discount, eliminate the look back feature, and change the offering periods from two six-month periods to four three-month periods per plan year. The following provides only general Plan information; participants should refer to the Plan agreement for a complete description of the Plan's provisions.

General—The Plan Administrator believes the Plan meets the qualification standards of Section 423 of the Internal Revenue Code of 1986. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan covers substantially all employees of Microsoft Corporation (the "Company") who are considered "regular employees" of the Company, whose hire date is before the first business day of the offering period, and where customary employment is for more than five months in any calendar year.

Contributions—Participants may make contributions to the Plan through payroll deductions (not exceeding 15% of their compensation) for the purpose of purchasing the Company's common stock. Prior to the amendment of the plan on July 1, 2004, the participants were given the opportunity to purchase shares on June 30 and December 31 of each year. Commencing July 1, 2004, the Plan began operating with separate consecutive three-month periods with the following offering dates: July 1, October 1, January 1 and April 1. The Plan will continue to operate in this manner until such time as the Plan is amended or terminated (see Termination of the Plan). The maximum number of shares that will be offered under the Plan is 200,000,000.

Options Granted and Withdrawals—Prior to the amendment of the Plan effective July 1, 2004, participants were granted the option to purchase shares of Microsoft Corporation common stock from the Company at 85% of the lesser of the fair market value on the first or last business day of the six-month period ending June 30. For all periods after the Plan was amended on July 1, 2004, participants are granted the option to purchase shares of Microsoft Corporation common stock from the Company at 90% of the fair market value on the last business day of each period ending. If, prior to the end of any period, a participant elects to withdraw from the Plan or has been terminated, the Plan refunds any amounts withheld in that period plus any carryover from the previous period. Participants of the Plan purchased 16,065,033 shares of Microsoft common stock during the year ended December 31, 2004 under the Plan, and purchased 16,791,142 and 15,161,824 shares of Microsoft common stock during the years ended December 31, 2003 and 2002 under the Plan and the 1997 Plan, respectively. Under the Plan, 167,143,825 shares are reserved for future issue. Refunds from participant withdrawals have not been significant.

Reimbursement to Participants—Reimbursement to participants represents cash in participant accounts that was contributed to the Plan greater than the cost of the maximum number of shares allowed to be purchased in a six-month or three-month period (see Limitations). All such amounts will be refunded to participants from the Plan and as such are not included in Net Assets Available for Benefits. Starting in 2004, the Reimbursement to Plan participants is shown as a separate line item. In 2003 and 2002, this amount was included in the Employee Contributions amount and was immaterial to the financial statements.

Limitations—Employees owning shares representing 5% or more of the total combined voting power or value of all classes of shares of the Company are not permitted to subscribe for any shares under the Plan. Under the Plan, no participant may purchase more than 1,000 shares of stock during a three-month offering period, or 2,000 shares during the six-month offering period before the July 1, 2004 amendment of the Plan, for a total of 4,000 shares annually. Additionally, participants are prohibited from purchasing shares through the Plan with an aggregate fair market value in excess of $25,000 in any one calendar year.

Plan Administration—All expenses for Plan administration are paid by the Company and are not reflected in the accompanying financial statements.

2. TERMINATION OF THE PLAN

The Plan shall terminate at the earliest of the following:

- December 31, 2012
- The date of the filing of a Statement of Intent to Dissolve by the Company or the effective date of a merger or consolidation (except with a related company) where the Company is not to be the surviving corporation
- The date the Board acts to terminate the Plan
- The date when all shares reserved under the Plan have been purchased

In the event of a dissolution, merger or acquisition, the Company may permit a participating employee to exercise options to the extent that employee payroll deductions have accumulated. In the event of termination, Plan assets will be distributed to the participants.

3. The Plan's cash is maintained by the Company on behalf of the Plan.

* * * * * *

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Microsoft Corporation 2003 Employee Stock Purchase Plan

Kenneth A. DiPietro
Date: March 28, 2005

Member of 2003 Employee Stock Purchase Plan Committee

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-16665 and 333-102240 of Microsoft Corporation on Form S-8 of our report dated March 18, 2005, appearing in this Annual Report on Form 11-K of the Microsoft Corporation 2003 Employee Stock Purchase Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

Seattle, Washington
March 28, 2005